

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2015

Mark W. DeFoor
Chief Executive Officer
eBizware, Inc.
5251 West 116th Place, Suite 200
Overland Park, KS 66211

> **Re: eBizware, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 22, 2015**
> **File No. 333-201239**

Dear Mr. DeFoor:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2015 letter.

Risk Factors, page 10

1.   We are unable to locate risk factor disclosure added in response to prior comment 7. Please advise us of the location of the revisions, or revise to include a separate risk factor that discusses the minimum period of time that you will be able conduct planned operations using currently available capital resources, the extent to which you currently use capital resources in your operations on a monthly basis, and the minimum additional capital necessary to fund planned operations for a 12-month period.

2.   We are unable to locate risk factor disclosure added in response to prior comment 8. Please advise us of the location of the revisions, or revise to include a separate risk factor that discusses the risks resulting from your lack of an employment agreement with Mr. DeFoor.

Certain Relationships and Related Transactions, page 29

3.   We note your response to prior comment 12 that Cool Creek Solutions is a related party. Please revise here to provide the information required by Item 404(d) of Regulation S-K.

Part II: Information Not Required in Prospectus

Exhibits, page II-2

4.   We note your response to prior comment 15 that there is no escrow agreement. We also note your disclosure on page 3 that all subscription funds will be held in a trust account pending the achievement of the minimum offering and that any additional proceeds received after the minimum offering will be immediately released to the company by the escrow agent. Accordingly, please file an executed version of your trust/escrow agreement or advise.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3483 with any other questions.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Attorney-Advisor

cc: Harold P. Gewerter, Esq.
        Gewerter & Dowling